P.E.
3-1-02





EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**FORM 6-K**

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2002



**UPM-KYMMENE CORPORATION**
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F .........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ........ No ....X....

UPM-Kymmene Corporation PRESS RELEASE 18 March, 2002, at 14.00

THE CAPITAL GROUP COMPANIES, INC. FUNDS' HOLDING OF UPM-KYMMENE SHARE CAPITAL 13.31 PER CENT ON 14 MARCH, 2002

According to the Finnish Securities Market Act, Chapter 2, Section 9, UPM-Kymmene reports the following.

On 14 March, 2002, the holdings by the mutual funds of the Capital Group Companies, Inc. of the paid up share capital of UPM-Kymmene was as follows:

| | |
|---|---|
| Capital Research and Management Company | 19 907 818 shares |
| Capital Guardian Trust Company | 13 462 467 |
| Capital International, Inc. | 675 722 |
| Capital International Ltd. | 363 850 |
| Capital International, S.A. | 181 925 |
| Total | 34 591 784 shares |

This holding amounts to 13.31 per cent of UPM-Kymmene's paid up share capital.

On 14 March, 2002 the voting rights of the Capital Group Companies, Inc. were as follows:

| | |
|---|---|
| Capital Research and Management Company | 14 356 600 shares |
| Capital Guardian Trust Company | 11 082 786 |
| Capital International, Inc. | 361 200 |
| Capital International Ltd. | 295 853 |
| Capital International, S.A. | 62 065 |
| Total | 26 158 504 shares |

The total amount of voting rights managed by the Capital Group Companies, Inc. represented 10.11 per cent of the voting rights in UPM-Kymmene.

UPM-Kymmene Corporation

Markku Franssila
Vice President, Corporate Communications

DISTRIBUTION
The Helsinki Stock Exchange
The New York Stock Exchange
The main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2002

UPM-KYMMENE CORPORATION

By: ______________________

Name: Markku Franssila
Title: Vice President, Corporate Communications

By: ______________________

Name: Olavi Kauppila
Title: Vice President, Investor Relations